Ponderosa Beer and Books, LLC
Income Statement
 3/31/2024
ACCRUAL BASIS

	YTD 3/31/2024	% OF INC
INCOME		
BEER/CIDER	28,453	75.8%
WINE	2,439	6.5%
FOOD	2,986	8.0%
BEVERAGE NA	1,097	2.9%
MERCH AND SHIPPING	217	0.6%
BOOKS	62	0.2%
DISCOUNTS	(1,501)	-4.0%
BOTTLECLUB MEMBERSHIP	3,540	9.4%
EVENTS	245	0.7%
TOTAL INCOME	**37,538**	**100.0%**
COST OF GOODS SOLD		
BEER/CIDER	11,310	30.1%
WINE	1,653	4.4%
FOOD	1,831	4.9%
BEVERAGE NA	458	1.2%
MERCH	-	0.0%
BOOKS	40	0.1%
JOB AND HARDWARE SUPPLIES	1,151	3.1%
TOTAL COSTS OF GOODS SOLD	**16,443**	**43.8%**
GROSS PROFIT	**21,095**	**56.2%**

OPERATING EXPENSES

ADVERTISING	500	1.3%
BANK COSTS	103	0.3%
CONTRACT LABOR	1,100	2.9%
DUES AND SUBSCRIPTIONS	50	0.1%
INSURANCE	1,661	4.4%
INTEREST	177	0.5%
LEGAL & PROF	1,650	4.4%
MEALS AND ENTERTAINMENT	146	0.4%
MERCHANT FEES	2,216	5.9%
OFFICE	42	0.1%
POSTAGE AND SHIPPING	-	0.0%
PAYROLL	4,406	11.7%
RENT	12,584	33.5%
REPAIRS	205	0.5%
SECURITY	130	0.3%
SMALL FURNITURE	76	0.2%
SOFTWARE	348	0.9%
TAXES AND LICENSES	(263)	-0.7%
UTILITIES	1,391	3.7%
OTHER	-	0.0%
TOTAL EXPENSES	26,523	70.7%
NET INCOME (LOSS)	(5,427)	-14.5%
DEPRECIATION	4,065	10.8%
NET INCOME (LOSS)	(9,492)	-25.3%

Ponderosa Beer and Books, LLC
Balance Sheet
  3/31/2024
ACCRUAL BASIS

	3/31/2024
ASSETS	
CASH	8,147
PREPAID EXPENSES	-
INVENTORY	10,661
SECURITY DEPOSIT	3,388
FIXED ASSETS - NET	89,203
TOTAL ASSETS	**111,399**
LIABILITIES AND EQUITY	
LIABILITIES	
ACCOUNTS PAYABLE	9,229
OTHER LIABILITIES	3,568
PAYROLL LIABILITIES	-
NOTES PAYABLE	37,824
TOTAL LIABILITIES	**50,621**
EQUITY	
OWNERS EQUITY	156,462
RETAINED EARNINGS	(95,684)
TOTAL EQUITY	**60,778**
TOTAL LIABILITIES AND EQUITY	**111,399**

Ponderosa Beer and Books, LLC
Statement of Cash Flows
3/31/2024
ACCRUAL BASIS

	3/31/2024
OPERATING ACTIVITIES	
NET LOSS	(9,492)
ADD DEPRECIATION	4,065
ADJUSTMENTS TO RECONCILE NET INCOME:	
(INCREASE)/DECREASE INVENTORY	335
(INCREASE)/DECREASE PREPAID EXPENSES	-
(INCREASE)/DECREASE SECURITY DEPOSIT	0
INCREASE/(DECREASE) ACCOUNTS PAYABLE	265
INCREASE/(DECREASE) OTHER LIABILITIES	667
INCREASE/(DECREASE) PAYROLL LIABILITIES	-
NET CASH PROVIDED (USED) FROM OPERATIONS	**(4,160)**
INVESTING ACTIVITIES	
PURCHASE OF FIXED ASSETS	(0)
DISPOSAL OF FIXED ASSETS	-
NET CASH PROVIDED (USED) FROM INVESTING ACTIVITIES	**(0)**
FINANCING ACTIVITIES	
BANNER BANK ADVANCES	-
BANNER BANK PRINCIPAL PAYMENTS	(237)
PRIVATE INVESTOR LOAN	-
OWNERS CONTRIBUTIONS	-
OWNERS DISTRIBUTIONS	(577)
NET CASH PROVIDED FROM FINANCING ACTIVITIES	**(814)**
NET CASH INCREASE (DECREASE)	**(4,974)**
BEGINNING CASH	13,122
ENDING CASH	8,147
NET INCREASE (DECREASE) IN CASH	**(4,974)**